UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 2)*

Inspirato Incorporated

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88332T209

(CUSIP Number)

Tracy Hogan

Institutional Venture Partners XIII, L.P.

3000 Sand Hill Road, Building 2, Suite 250

Menlo Park, CA 94025

(650) 854-0132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 88332T209

1.	Names of Reporting Person Institutional Venture Partners XIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,862,867 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,862,867 shares of Class A common stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,862,867 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 14.5% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Institutional Venture Partners XIII, L.P. (“IVP XIII”), Institutional Venture Management XIII, LLC (“IVM XIII”), Todd C. Chaffee (“Chaffee”), Norman A. Fogelsong (“Fogelsong”), Stephen J. Harrick (“Harrick”), J. Sanford Miller (“Miller”), and Dennis B. Phelps (“Phelps” and, collectively, with IVP XIII, IVM XIII, Chaffee, Fogelsong, Harrick and Miller, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has shared voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)	The percentage is based on 68,141,929 shares of Class A common stock outstanding as of August 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. 88332T209

1.	Names of Reporting Person Institutional Venture Management XIII, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,862,867 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,862,867 shares of Class A common stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,862,867 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 14.5% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has shared voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)	The percentage is based on 68,141,929 shares of Class A common stock outstanding as of August 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. 88332T209

1.	Names of Reporting Person Todd C. Chaffee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,862,867 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,862,867 shares of Class A common stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,862,867 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 14.5% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has shared voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)	The percentage is based on 68,141,929 shares of Class A common stock outstanding as of August 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. 88332T209

1.	Names of Reporting Person Norman A. Fogelsong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,862,867 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,862,867 shares of Class A common stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,862,867 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 14.5% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has shared voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)	The percentage is based on 68,141,929 shares of Class A common stock outstanding as of August 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 9, 2023..

CUSIP No. 88332T209

1.	Names of Reporting Person Stephen J. Harrick
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,862,867 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,862,867 shares of Class A common stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,862,867 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 14.5% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has shared voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)	The percentage is based on 68,141,929 shares of Class A common stock outstanding as of August 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. 88332T209

1.	Names of Reporting Person J. Sanford Miller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,862,867 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,862,867 shares of Class A common stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,862,867 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 14.5% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has shared voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)	The percentage is based on 68,141,929 shares of Class A common stock outstanding as of August 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. 88332T209

1.	Names of Reporting Person Dennis B. Phelps
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,862,867 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,862,867 shares of Class A common stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,862,867 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 14.5% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has shared voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)	The percentage is based on 68,141,929 shares of Class A common stock outstanding as of August 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. 88332T209	13D

Explanatory Note: This Amendment No. 2 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2022 and amended on June 21, 2023 (the “Original Schedule 13D”) filed on behalf of Institutional Venture Partners XIII, L.P. (“IVP XIII”), Institutional Venture Management XIII, LLC (“IVM XIII”), Todd C. Chaffee (“Chaffee”), Norman A. Fogelsong (“Fogelsong”), Stephen J. Harrick (“Harrick”), J. Sanford Miller (“Miller”) and Dennis B. Phelps (“Phelps” and, collectively, with IVP XIII, IVM XIII, Chaffee, Fogelsong, Harrick and Miller, the “Reporting Persons”), relates to the Class A common stock, par value $0.0001 per share (“Common Stock”), of Inspirato Incorporated, a Delaware corporation (the “Issuer”). This Amendment is being filed by the Reporting Persons to report IVP XIII’s entry into the Voting Agreement (as defined herein), as described in Items 4 and 6 below.

The Original Schedule 13D is hereby amended to the extent hereinafter expressly set forth and, except as amended hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 4:

On August 7, 2023 Oakstone Ventures, Inc. (“Purchaser”), the Issuer, Inspirato LLC, a Delaware limited liability company (“OpCo”) and the other subsidiaries of the Issuer party thereto (collectively, the “Other Guarantor Subsidiaries”), entered into an Investment Agreement (the “Investment Agreement”) that, among other things and subject to the terms and conditions set forth therein, provides for the issuance and sale by the Issuer to Purchaser, and the purchase and acquisition by Purchaser from the Issuer, of the Issuer’s 8% Senior Secured Convertible Note due 2028 (the “Note”) in the principal amount of twenty-five million U.S. dollars ($25,000,000) (the “Purchase”). Pursuant to the Investment Agreement, the Issuer has undertaken to convene a special meeting of its stockholders (the “Special Meeting”) for the purposes of obtaining stockholder approval of certain matters, as contemplated by the Investment Agreement, including:

•	an amendment to the Issuer’s second amended and restated certificate of incorporation to authorize a new class of non-voting common stock; and

•	the issuance of common shares upon the conversion of the Note (including as a result of interest that is paid in kind), to the extent such approval is required under the rules of the Nasdaq, including Nasdaq Rule 5635(b).

Voting Agreement

Concurrently with the Issuer’s execution and delivery of the Investment Agreement, IVP XIII entered into a Voting Agreement (the “Voting Agreement”) with Purchaser and the Issuer with respect to the Covered Shares (as defined in the Voting Agreement) held by IVP XIII, which includes all shares beneficially owned by IVP XIII as reported herein, together with any additional shares that IVP XIII may acquire record and/or beneficial ownership of after the date of the Voting Agreement. Pursuant to the Voting Agreement, until the date that is one business day following the record date set forth in the proxy statement (the “Proxy Statement”) to be filed by the Issuer with respect to the Special Meeting, IVP XIII shall not transfer or cause or permit the transfer of any Covered Shares of IVP XIII, other than with the prior written consent of Purchaser.

Under the Voting Agreement, IVP XIII has agreed that, until the earlier to occur of (a) the time at which the Purchase is consummated, and (b) such time as the Investment Agreement is terminated in accordance with its terms, at every meeting of the Issuer’s stockholders at which any of the following matters are to be voted on (and at every adjournment or postponement thereof), and on any action or approval of the Issuer’s stockholders by written consent with respect to any of the following matters, IVP XIII shall vote (including via proxy) all of its Covered Shares (or cause the holder of record on any applicable record date to vote (including via proxy) all of such Covered Shares) as follows:

•	in favor of any proposal to approve (i) the amendment to the second amended and restated certificate of incorporation of the Issuer, as contemplated by the Investment Agreement (which includes the authorization of non-voting common stock), and (ii) the issuance of common shares upon the conversion of the Note (including as a result of interest that is paid in kind), to the extent such approval is required under the rules of the Nasdaq, including Nasdaq Rule 5635(b); and

•	against (1) any action or agreement that would reasonably be expected to result in any of the conditions to the Issuer’s obligations set forth in the Investment Agreement not being fulfilled or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Investment Agreement, or of any stockholder contained in the Voting Agreement or (2) any alternative transaction proposal, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with or materially and adversely affect the consummation of the Purchase and the other transactions contemplated by the Investment Agreement.

The foregoing description of the Voting Agreement is a summary only and is qualified in its entirety by the full text of the Voting Agreement, a copy of which is filed herewith as Exhibit 5 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference.

(b)	See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.

(c)	The transactions in Common Stock by the Reporting Persons subsequent to the Reporting Persons’ most recent filing are set forth on Schedule A and are incorporated herein by reference.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 6:

The information set forth in Item 4 of this Amendment is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit 5	Voting Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 9, 2023

INSTITUTIONAL VENTURE PARTNERS XIII, L.P.

By: Institutional Venture Management XIII, LLC
Its: General Partner

By:	/s/ Tracy Hogan
Tracy Hogan, Attorney-in- Fact

INSTITUTIONAL VENTURE MANAGEMENT XIII, LLC

By:	/s/ Tracy Hogan
Tracy Hogan, Attorney-in- Fact

By:	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Todd C. Chaffee

By:	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Norman A. Fogelsong

By:	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Stephen J. Harrick

By:	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for J. Sanford Miller

By:	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Dennis B. Phelps

SCHEDULE A

Transactions in Common Stock Since June 21, 2023

Institutional Venture Partners XIII, L.P.

Nature of the Transaction	Amount of Securities Purchased/Sold	Weighted Average Price ($)	Date of Purchase/Sale	Low Price ($)	High Price ($)
Sale of Common Stock	5,320	$1.05	06/21/23	$1.05	$1.05
Sale of Common Stock	9,807	$1.05	06/23/23	$1.05	$1.06
Sale of Common Stock	1,960	$1.05	07/12/23	$1.05	$1.05
Sale of Common Stock	111,347	$1.05	08/03/23	$1.05	$1.05

Exhibit(s):

Exhibit 5	Voting Agreement.